Exhibit 23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders Quality Industrial Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Quality Industrial Corp. (the “Company”) as of December 31, 2024 and 2023, and the related statements of operations, change in stockholders’ deficit, and cash flows for the years then ended December 31, 2024, and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations and has a net capital deficiency for the period ended December 31, 2024 that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that the following is a critical audit matter.

Acquisition of 51% Stake in Al Shola Al Modea Gas Distribution LLC

As described in Note 11 to the consolidated financial statements, on March 27, 2024, the Company entered into a definitive Stock Purchase Agreement to acquire a 51% stake in Al Shola Al Modea Gas Distribution LLC (“ASG”) for $10,000,000. The transaction includes a complex payment structure with $9,000,000 to be paid in eight quarterly tranches over 24 months and the remaining $1,000,000 to be paid within 12 months of closing. The acquisition provided the Company with two non-paid board seats, including the Chairman position. Additionally, the Company disclosed that after failed negotiations to restructure a separate deal, it terminated a Purchase Agreement with Quality International that was originally signed on January 18, 2023, and amended on July 27, 2023.

We identified the accounting for this acquisition as a critical audit matter because of the significant judgment required by management in determining: (1) whether the Company obtained control of ASG, (2) the appropriate acquisition date, (3) the fair value of consideration transferred, (4) the identification and valuation of assets acquired and liabilities assumed, and (5) the determination of non-controlling interest. The transaction’s structure with multiple payment tranches, board representation arrangements, and the terminated agreement with Quality International increased the complexity of the audit procedures required to evaluate the accounting treatment. Auditing these elements involved especially challenging, subjective, and complex auditor judgment due to the nature and significance of the transaction and the extent of audit effort required, including the involvement of valuation professionals.

Our audit procedures related to the Company’s accounting for the acquisition included the following, among others:

●	Obtaining and reviewing the Stock Purchase Agreement and related documents to understand the terms and conditions of the transaction
●	Evaluating management’s determination of the acquisition date and whether control was obtained
●	Testing management’s valuation of the consideration transferred, including the assessment of deferred payments
●	Assessing the completeness and valuation of identified assets acquired and liabilities assumed
●	Evaluating the methodology and significant assumptions used by management and their valuation specialists to determine fair values
●	Evaluating the Company’s accounting for the non-controlling interest
●	Testing the mathematical accuracy of management’s calculations
●	Evaluating the adequacy of the Company’s disclosures related to the acquisition

/s/ Bush & Associates CPA LLC

We have served as the Company’s auditor since 2024.
Henderson, Nevada April 28, 2025
PCAOB ID Number 6797